SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934


               Metris Companies Inc.
               (Name of Issuer

               Common
               (Title of Class of Securities)

               591598107
               (CUSIP Number)

1)   Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons (Entities Only)

               Fingerhut Companies, Inc.
               IRS # 41-1396490
2)   Check the Appropriate Box if a Member of a Group (a) [__]
                                                      (b) [__]


3)   SEC Use Only

4)   Citizenship or Place of Organization
                    Minnesota

     Number of      (5)  Sole Voting Power
     Shares
     Beneficially          15,966,667
     Owned by
     Each           (6)  Shared Voting Power
     Reporting
     Person         (7)  Sole Dispositive Power
     With
                           15,966,667

                    (8)  Shared Dispositive Power


9)   Aggregate Amount Beneficially Owned by Each Reporting Person

               15,966,667
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [__]


11)  Percent of Class Represented by Amount in Row (9)

               83.1%
12)  Type of Reporting Person



SCHEDULE 13G
Item 1(a) Name of Issuer:

               Metris Companies Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

               600 S. Highway 169, Suite 1800,
               St. Louis, Park, MN 55426

Item 2(a) Name of Person Filing:

               Fingerhut Companies, Inc.

Item 2(b) Address of Principal Business Office or, if none, Residence:

               4400 Baker Road
               Minnetonka, MN  55343

Item 2(c) Citizenship:

               Minnesota

Item 2(d) Title of Class of Securities:

               Common


Item 2(e) CUSIP Number:

               591598107

Item 3.   Person filing is a:
                Not Applicable

Item 4.   Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:
               15,966,667

     (b)  Percent of Class:
               83.1%

     (c)  Number of shares as to which such person has:
          (i)   sole power to vote or to direct the vote       15,966,667
          (ii)  shared power to vote or to direct the vote
          (iii) sole power to dispose or to direct the
                disposition of                                 15,966,667
          (iv) shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [__].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By The Parent
        Holding Company.

                See Exhibit A attached.

Item 8. Identification and Classification of Members of the Group.
                Not Applicable

Item 9. Notice of Dissolution of Group
                Not Applicable

Item 10. Certification
                Not Applicable



                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1998

/s/Michael P. Sherman
(Signature)


Michael P. Sherman
Senior Vice President,
Business Development, General Counsel and Secretary
(Name and

Title)
                          EXHIBIT A


FFS Holdings, Inc.